U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Lifton                          Robert                  K.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
c/o Medis Technologies Ltd.
805 Third Avenue
--------------------------------------------------------------------------------
                                    (Street)

New York                        New York                10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Medis Technologies Ltd. (MDTL)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


March 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

              Chairman of the Board and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          By Stanoff
Common Stock, $0.01 par value          3/15/02        X               168,126(1)  A      $2.00                   I        Corp.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          By Stanoff
                                       3/15/02        S                83,484     D      $2.00      508,644(3)   I        Corp.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value          3/15/02        P                83,484(3)  A      $2.00                   D
------------------------------------------------------------------------------------------------------------------------------------
                                       3/15/02        X               490,972(4)  A      $2.00    1,848,490(3)   D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Subscription
Rights (Right                                                                   Common
to Buy)             $2.00    3/15/02   X        254,329(5)   Immed    3/18/02   Stock    254,329(5)        0         D
------------------------------------------------------------------------------------------------------------------------------------
Subscription
Rights (Right                                                                   Common
to Buy)             $2.00    3/15/02   X         84,642(6)   Immed    3/18/02   Stock     84,642(6)        0         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1) Includes the purchase of 84,642 shares of the Issuer's common stock pursuant to basic subscription rights and 83,484 shares of the Issuer's common stock pursuant to oversubscription rights.
(2) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3) The securities were acquired by the reporting person from the Stanoff Corporation under an agreement pursuant to which 83,484 shares of the Issuer's common stock will be delivered to the reporting person upon the payment of $2.00 per share subsequent to September 18, 2002.
(4) Includes the purchase of 254,329 shares of the Issuer's common stock pursuant to basic subscription rights and 236,643 shares of the Issuer's common stock pursuant to oversubscription rights.
(5) Reporting person was issued 254,329 basic subscription rights to purchase a like number of shares of common stock of the Issuer. Reporting person also received the right to purchase a then-indeterminable number of additional shares, at the same subscripton price, pursuant to an oversubscription privilege.
(6) Reporting person was issued 84,642 basic subscription rights to purchase a like number of shares of common stock of the Issuer. Reporting person also received the right to purchase a then-indeterminable number of additional shares, at the same subscripton price, pursuant to an oversubscription privilege.

/s/ Robert K. Lifton                                        April 9, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2